Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

September 17, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Manion

Re: Funds Listed in Appendix A

Dear Mr. Manion:

On behalf of the funds listed in Appendix A hereto (each, a "Fund"), transmitted for filing as EDGAR correspondence are the Funds' responses to the comments of the accounting staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to me and Max Vogel of this office by telephone on August 7, 2019. The Staff's comments related to (i) the audited financial statements of the Funds for the fiscal years ended November 30, 2018, included in the Funds' annual reports on Form N-CSR as filed with the Commission, and (ii) the Funds' filings on Form N-17f-2 in respect of their compliance with Rule 17f-2(f) under the Investment Company Act of 1940, as amended (the "1940 Act").

Set forth below is a summary of the Staff's comments, and the Funds' responses thereto.

Audited Financial Statements – Statement of Investments

Comment 1: The Statements of Investments of certain of the Funds (e.g., General New York AMT-Free Municipal Money Market Fund ("GNYAFMMMF")) indicate that the Funds hold tender option bond receipts ("TOBRs") in their portfolios. These holdings are designated (almost uniformly) with the following footnotes, among others:

[c]	The fund does not directly own the municipal security indicated; the fund owns an interest in a special purpose entity that, in turn, owns the underlying municipal security. The special purpose entity permits the fund to own interests in underlying assets, but in a manner structured to provide certain advantages not inherent in the underlying bonds (e.g., enhanced liquidity, yields linked to short-term rates).

[d]	Inverse floater security—the interest rate is subject to change periodically. Rate shown is the interest rate in effect at November 30, 2018. These Inverse floater securities are not underlying piece for any of the Dreyfus long-term Inverse floater securities.

The Staff observes, however, that certain of the Funds' holdings in TOBRs are not designated with footnote c above (see, e.g., the holdings highlighted in the excerpted portion of the annual report of GNYAFMMMF attached hereto as Appendix B). As footnote c serves to indicate that the Funds' holdings in TOBRs are through a special purpose entity ("SPE"), please explain supplementally the manner in which the Funds hold TOBRs that are not designated with footnote c. In addition, going forward, please clearly and uniformly disclose the manner in which the Funds hold TOBRs, including, if applicable, which of the two types of securities issued by the SPE is held by the Funds (i.e., either the floating rate security ("floaters") or the residual interest security ("inverse floaters")). Lastly, to the extent a Fund holds inverse floaters in its portfolio, please ensure that the Fund's prospectus contains appropriate risk disclosure.

Response 1: Fund management has confirmed that the Funds do not directly own the municipal securities indicated when transacting in TOBRs and such holdings should all be designated with footnote c above and not footnote d.

Comment 2: The Staff observes that, for Funds that invest in debt securities issued by U.S. government agencies or repurchase agreements collateralized by such debt securities (e.g., General Government Securities Money Market Fund), the name of the U.S. government agency (e.g., the Federal Home Loan Mortgage Corporation) is not disclosed in connection with the disclosure of these investments in the Funds' Statements of Investments. Going forward, please disclose the name of the U.S. government agency in accordance with the requirements of Rule 12-12, Article 12 of Regulation S-X (Investments in Securities of Unaffiliated Issuers). The Staff notes that the Funds have provided the requested disclosure in their respective filings on Form N-MFP.

Response 2: Going forward, the relevant Funds will provide the requested disclosure in their respective Statements of Investments.

Filings on Form N-17f-2

Comment 3:	Rule 17f-2(f) under the 1940 Act states:

[S]ecurities and similar investments [of a registered management investment company] shall be verified by actual examination by an independent public accountant retained by the investment company at least three times during each fiscal year, at least two of which shall be chosen by such accountant without prior notice to such company. A certificate of such accountant stating that an examination of such securities and investments has been made, and describing the nature and extent of the examination, shall be attached to a completed Form N-17f-2 (17 CFR 274.220) and transmitted to the Commission promptly after each examination. (emphasis added)

The Staff has observed that, from 2015 through 2018, the examinations pursuant to Rule 17f-2(f) were conducted for the Funds along the following schedule: in each year, examinations were conducted on April 30th; in even years (i.e., 2016 and 2018), examinations were conducted on June 30th; and, in odd years (i.e., 2015 and 2017), examinations were conducted on July 31st. Please explain supplementally how the foregoing schedule of examinations complies with the requirements of Rule 17f-2(f), in particular the requirement that two of the three examinations be conducted without prior notice to the Funds.

Response 3: Fund management notes that, in accordance with Rule 17f-2(f), the independent public accountant selected the dates of two of the three examinations each year, and did not provide prior notice to the Funds. Fund management has informed the Funds' independent public accountants of the Staff's observation.

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Should you have any questions or comments, please feel free to contact me at 212.969.3722 (rspiro@proskauer.com) or Brad A. Green of this office at 212.969.3359 (bgreen@proskauer.com).

Very truly yours,

/s/ Robert Spiro
Robert Spiro

cc:	David Stephens

Brad A. Green

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APPENDIX A1

File No.	Registrant	Series	FYE
811-04871	General California Municipal Money Market Fund	General California Municipal Money Market Fund	11/30/2018
811-03456	General Government Securities Money Market Funds, Inc.	General Government Securities Money Market Fund	11/30/2018
		General Treasury Securities Money Market Fund	11/30/2018
811-03207	General Money Market Fund Inc.	General Money Market Fund	11/30/2018
811-03481	General Municipal Money Market Funds Inc.	General Municipal Money Market Fund	11/30/2018
811-05527	General New Jersey Municipal Money Market Fund Inc.	General New Jersey Municipal Money Market Fund	11/30/2018
811-04870	General New York AMT-Free Municipal Money Market Fund Inc.	General New York AMT-Free Municipal Money Market Fund	11/30/2018

[1]	As provided by David Manion of the Staff.

APPENDIX B

Short-Term Investments - 96.2% (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
New York - 96.2% (continued)
Tender Option Bond Trust Receipts (Ser. 2016-ZF0464), 11/15/51, (New York Liberty Development Corporation, Liberty Revenue Bonds (4 World Trade Center Project)) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	1.74	12/7/18	3,375,000	[a,b,c,d]	3,375,000
Tender Option Bond Trust Receipts (Ser. 2017-SF0598), 7/1/47, (New York Dorm Authority, Revenue Bonds, Refunding (Memorial Sloan Kettering Cancer Center) (Liquidity Agreement; TD Bank NA))	1.72	12/7/18	1,000,000	[a,b,c,d]	1,000,000
Tender Option Bond Trust Receipts (Ser. 2017-XF2481), 11/1/46, (Westchester County Local Development Corporation, Revenue Bonds, Refunding (Westchester Medical Center) (LOC; Barclays Bank PLC and Liquidity Facility; Barclays Bank PLC))	1.73	12/7/18	1,000,000	[a,b,c,d]	1,000,000
Tender Option Bond Trust Receipts (Ser. 2018-XF0697), 9/1/43, (Port Authority of New York and New Jersey, Revenue Bonds, Refunding (Liquidity Agreement; Bank of Amercia NA))	1.71	12/7/18	1,950,000	[b,d]	1,950,000
Tender Option Bond Trust Receipts (Ser. 2018-XF2656) 6/1/36, (Suffolk County Water Authority, Revenue Bonds (Liquidity Agreement; Citibank NA))	1.71	12/7/18	2,400,000	[a,b,c,d]	2,400,000
Tender Option Bond Trust Receipts (Ser. 2018-XM0636), 9/15/25, (New York Urban Development Corporation, Revenue Bonds, Refunding (Liquidity Agreement; JPMorgan Chase Bank NA))	1.72	12/7/18	3,750,000	[a,b,c,d]	3,750,000
Tender Option Bond Trust Receipts (Ser. 2018-XM0692), 9/15/26, (New York Dorm Authority, Sales Tax Revenue Bonds, Refunding (Liquidity Agreement; Royal Bank of Canada))	1.72	12/7/18	4,000,000	[a,b,d]	4,000,000
Tender Option Bond Trust Receipts (Ser. 2018-XM0697), 11/15/42, (Metropolitan Transportation Authority, Revenue Bonds, Refunding) (Liquidity Agreement; Bank of America NA))	1.84	12/7/18	5,865,000	[b,d]	5,865,000

[a]	The Variable Rate shall be determined by the Remarketing Agent in its sole discretion based on prevailing market conditions and may, but need not, be established by reference to one or more financial indices.

[b]	Security exempt from registration pursuant to Rule 144A under the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2018, these securities amounted to $36,625,000 or 25.01% of net assets.

[c]	The fund does not directly own the municipal security indicated; the fund owns an interest in a special purpose entity that, in turn, owns the underlying municipal security. The special purpose entity permits the fund to own interests in underlying assets, but in a manner structured to provide certain advantages not inherent in the underlying bonds (e.g., enhanced liquidity, yields linked to short-term rates).

[d]	Inverse floater security—the interest rate is subject to change periodically. Rate shown is the interest rate in effect at November 30, 2018. These Inverse floater securities are not underlying piece for any of the Dreyfus long-term Inverse floater securities.